Exhibit 8.1

June 28, 2023

Mr. Rongguo Wei

Chief Financial Officer

Alset Capital Acquisition Corporation

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Dear Mr. Wei:

You have requested my opinion regarding the federal income tax consequences of a business combination (the “Business Combination”) as set forth in an Agreement and Plan of Merger (the “Merger Agreement”) by and among Alset Capital Acquisition Corp. (“Alset”), HWH Merger Sub, Inc. (“Merger Sub”), and HWH International Inc. (“HWH”) dated as of September 9, 2022 and as further described in Amendment No. 7 to Form S-4, Registration No. 333-267841, filed by Alset with the U.S. Securities and Exchange Commission (the “Registration Statement”). My opinion is that (1) the Business Combination is a tax-free reorganization within the meaning of Sections 354 and 368 of the Internal Revenue Code, and (2) that although the matter is not free from doubt, the HWH sole shareholder should not recognize gain or loss as a result of the exchange, pursuant to the Business Combination. My opinion is based on such review of pertinent portions of the Registration Statement, including the Annexes and Exhibits thereto, as well as the Merger Agreement, as I considered appropriate under the circumstances. In reaching my opinion, I have also drawn on my 46 years of experience in federal income tax matters and, in particular, my 37 years of experience as an attorney with the Office of IRS Chief Counsel, which includes 26 years as a Special Trial Attorney.

Alset is a special purpose acquisition company or “SPAC,” formed under the laws of the State of Delaware. Alset Inc., a Texas company, and one of its subsidiaries, beneficially own 57.1% of Alset; the remainder of Alset is owned by institutional and other public investors. Merger Sub is a wholly- owned subsidiary of Alset formed under the laws of the State of Nevada specifically for purposes of the Business Combination . HWH is a Nevada corporation wholly-owned by Alset International Limited (“the HWH Shareholder”), a Singapore company. Alset, Inc. owns approximately 85% of the HWH Shareholder. HWH operates a purpose-driven business model that helps individuals develop new pathways in their pursuit of Health, Wealth, and Happiness. Individuals pay HWH an upfront fee to become members and obtain access to the products and services offered by HWH.

The Business Combination contemplates that Merger Sub and HWH will merge, with HWH surviving as a wholly-owned subsidiary of Alset. All of HWH’s common stock will be cancelled in exchange for the right to receive 12,500,000 newly issued shares of Alset voting common stock. Alset will then change its name to HWH International Inc.

I.R.C. §368(a)(1)(B) defines a reorganization as including the acquisition by one corporation of stock of another corporation, solely in exchange for all or part of the voting stock of the acquiring corporation, if, immediately after the acquisition, the acquiring corporation has control of such other corporation. For purposes of Section 368, “control” means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. I.R.C. §368(c).

In this case, as contemplated by the Business Combination , Alset, a corporation, will acquire all of the common stock of HWH, solely in exchange for part of its voting common stock. No other consideration for the acquisition is contemplated. Immediately after the acquisition, Alset will control HWH as its wholly-owned subsidiary.

I.R.C. §354(a)(1) provides, as a general rule, that no gain or loss shall be recognized on a reorganization if stock or securities in a corporation are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in another corporation, provided that each corporation is a “party to the reorganization.” I.R.C. §368(b)(2) defines “a party to a reorganization” as including both corporations in a reorganization, where the reorganization results from the acquisition by one corporation of the stock of the other.

Alset and HWH are each a party to a reorganization, within the meaning of Section 368(b)(2), since the reorganization will consist of the acquisition by one corporation, Alset, of the stock of another corporation, HWH. Under section 354(a)(1), no gain or loss should be recognized, since the exchange will occur pursuant to a plan of reorganization, and HWH will exchange its common stock solely for the right to receive 12,500,000 shares of Alset’s common stock. I.R.C. §354(a)(2) provides a limitation which renders the general rule of section 354(a)(1) inapplicable where the principal amount of any securities received exceeds the principal amount of any securities surrendered. The limitation of section 354(a)(2) should not apply, based on the opinion of ValueScope, Inc. (“ValueScope”), a highly regarded and nationally known valuation firm. ValueScope’s opinion, as described in Annex D to Amendment No. 7, is that the total consideration, 12,500,000 shares of Alset common stock priced at an agreed upon $10.00 per share, is fair to Alset from a financial point of view.

In addition to meeting the statutory requirements of the Internal Revenue Code, a reorganization will be recognized for federal income tax purposes only where it has a sufficient nontax business purpose and meets the continuity of business enterprise requirement in Treas. Reg. §1.368-1(d).

In this case, the business purpose of the Business Combination is evident from Alset’s intent, as stated in its proposed letter to the stockholders of Alset, included as part of Amendment No. 7, to list its common stock on the Nasdaq Global Market once it has acquired the HWH stock and completed all of the other transactions incident to such acquisition.

Treas. Reg. §1.368-1(d) requires that Alset either continue the historic business of HWH or use a significant portion of HWH’s historic business assets in its own business. I find no indication that Alset does not intend to continue HWH’s historic business. In fact, by listing its common stock on the Nasdaq, Alset will have continued access to the public capital market and place itself in a position to expand HWH’s historic business.

This opinion has been prepared solely in connection with the Registration Statement and may not be relied upon for any other purpose without my prior written consent. Thus, I hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement.

/s/ Lawrence C. Letkewicz
Lawrence C. Letkewicz
Attorney

2